UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-06571
Employer Identification Number: 22-1918501
Plan Number: 001
MERCK US SAVINGS PLAN

(Full title of the plan)
MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)
2000 Galloping Hill Road
Kenilworth, New Jersey 07033

(Address of principal executive office)

Merck US Savings Plan
Index

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Merck US Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Merck US Savings Plan (the “Plan”) as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

June 23, 2020

We have served as the Plan’s auditor since 2002.

Merck US Savings Plan
Statements of Net Assets Available for Benefits

	December 31,

(in thousands)	2019	2018
Assets
Investments
Investment in Master Trust, at fair value	$10,896,664	$8,917,781

Receivables
Employer contributions	4,173	3,600
Participant contributions	10,158	8,567
Notes receivable from participants	68,714	67,298

Total receivables	83,045	79,465

Net assets available for benefits	$10,979,709	$8,997,246

The accompanying notes are an integral part of these financial statements.

Merck US Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
(in thousands)	2019

Additions to net assets attributed to
Investment income
Plan interest in Master Trust investment income	$2,104,147

Interest income on notes receivable from participants	3,617

Contributions to the Plan
By participants	402,630
By employer	144,206

Total contributions	546,836

Transfers in	6,196

Total additions	2,660,796

Deductions from net assets attributed to
Benefits paid to participants	(677,182)
Administrative expenses	(679)
Transfers out	(472)

Total deductions	(678,333)

Net increase	1,982,463

Net assets available for benefits
Beginning of year	8,997,246

End of year	$10,979,709

The accompanying notes are an integral part of these financial statements.

Merck US Savings Plan
Notes to Financial Statements

1.Description of Plan

The following description of the Merck US Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is designed to provide a systematic means of saving and investing for the future as well as an easy and economical way for employees to become shareholders of Merck & Co., Inc. (“Merck” or the “Company”). Regular full-time, part-time, and temporary employees as defined by the Plan document are eligible to participate in the Plan on or after their dates of hire or after they transfer into a U.S. benefits-eligible position. Merck is the Plan sponsor (the “Sponsor”).
Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. At December 31, 2019, the Plan offered a three-tiered approach to investing:
*Retirement Portfolios - a custom set of target date retirement funds;
*Core Funds - a selection of investment options (active and passive) that span a range of asset classes;
*Fidelity Brokerage Link® - a self-directed brokerage account that provides access to more than 12,000 mutual funds.
The Plan is administered by management committees appointed by the Company’s Chief Executive Officer, the Compensation and Benefits Committee of the Board of Directors of Merck or their delegates.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Master Trust
The assets of the Plan are maintained, for investment purposes only, on a commingled basis with a portion of the MSD Puerto Rico Savings & Security Plan (the “Puerto Rico Plan”) and all of the assets of the MSD Employee Stock Purchase and Savings Plan in the Merck & Co., Inc. Qualified Plans Master Trust (the "Master Trust)". The plans own specific interests in the Master Trust assets.
The portion of Master Trust assets allocable to each plan is based upon the participants’ account balances within each plan. Investment income for the Master Trust is allocated to each plan based on the specific investments held in the Master Trust.
Contributions
Participants may contribute up to 25% of their annual eligible compensation through a combination of before-tax and Roth contributions (in 1% increments), up to the combined statutory elective deferral limit ($19,000 in 2019). Participants may also contribute up to 25% of their annual eligible compensation on an after-tax basis. Upon reaching the statutory elective deferral limit for combined before-tax and Roth contributions, the participant may elect to suspend contributions for the remainder of the year or elect to continue on an after-tax basis. The sum of before-tax, Roth and after-tax contributions cannot exceed 50% of annual eligible compensation.
In addition, the Company makes matching contributions of $0.75 for every $1.00 of an employee's contributions, up to 6% of such employee's eligible compensation (maximum match is 4.5% of eligible compensation) per pay period (to the statutory limit). The combination of before-tax, Roth, after-tax and Company matching contributions may not exceed the statutory limit ($56,000 in 2019). Participant and Company matching contributions are invested according to a participant’s elections.
Participants are automatically enrolled in the Plan 60 days after first becoming eligible with a before-tax base pay contribution rate of 6%. In addition, each participant with a before-tax base pay contribution rate of at least 1% may elect to participate in an annual automatic increase program, in whole percentages of at least 1% and not more than 3% per year. The automatic percentage increase may not cause a participant’s before-tax base pay contribution rate to exceed 25%.
This feature applies to before-tax bonus and base pay contributions.

Merck US Savings Plan
Notes to Financial Statements

In addition, the Plan permits matched before-tax and Roth "catch-up contributions" of up to the statutory limit ($6,000 in 2019) by participants who are at least age 50 by year-end.
Legacy Schering-Plough Transitional Contributions – The Company makes additional contributions of 0.5% of annual eligible compensation for participants who were eligible to participate in the Schering-Plough Employees’ Savings Plan as of December 31, 2012, and who have maintained continuous employment with the Company thereafter. These transitional contributions ended December 31, 2019.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.
Vesting
Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.
Notes Receivable from Participants
Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years for a short-term loan or up to fifteen years for the purchase of a primary residence and bear interest at rates that range from 4.25% to 11%. The minimum loan is $500 and the maximum loan is the lesser of (i) $50,000 less the highest outstanding loan balance(s) during the one year period prior to the new loan application date, or (ii) 50% of the participant’s account balance less any current outstanding loan balance(s) and defaulted loan amounts. Principal and interest is paid ratably through payroll deductions. Loan terms are grandfathered into the Plan in accordance with the legacy plan guidelines, including loan terms for participants that transferred into the Plan from a legacy plan.
Payment of Benefits
Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.
Other Matters
Transfers in and out during 2019 relate to transfers between the Plan and the MSD Employee Stock Purchase and Savings Plan for employees who changed their status during the year.
2.Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Merck US Savings Plan
Notes to Financial Statements

Investment Valuation and Income Recognition
All investments are recorded at fair value in the accompanying financial statements. Valuation of investments of the Plan represents the Plan’s specific interest in the Master Trust. The Plan’s investment in the Master Trust is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and specific investment income less Plan distributions, specific investment losses and allocated expenses.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Realized gains and losses from security transactions are reported on the average cost method.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as benefit payments based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2019 and 2018.
Contributions
Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants’ earnings.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses

Administrative expenses paid from plan assets include recordkeeping (for inactive participants), loan setup and other fees. Other administrative expenses are paid by the Company.
Recently Issued Accounting Standards
In February 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. ASU No. 2017-06 requires the plan’s interest in the master trust and the change in that interest to be presented in separate line items in the statement of net assets available for benefits and the statement of changes in net assets available for benefits, respectively; it also requires disclosure of: the total master trust investment amounts by general type and the dollar amount of the plan’s interest in each general type of investment, the master trust’s other assets and liabilities and the dollar amount of the plan’s interest in each balance, and the net appreciation/(depreciation) in the fair value of the investments of the master trust and investment income exclusive of such net appreciation/(depreciation); additionally it requires a description of the basis used to allocate net assets and total investment income to the plan, including the plan's percentage interest in the master trust as of the date of each statement of net assets available for benefits presented; lastly, it removes investment disclosures about 401(h) account assets to be provided in health and welfare benefit plan financial statements. ASU No. 2017-06 is effective for fiscal years beginning after December 15, 2018, with early application permitted. The Plan Sponsor adopted this update in 2019.
Risks and Uncertainties
The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Merck US Savings Plan
Notes to Financial Statements

3.Related-Party Transactions
Contributions are held and managed by Fidelity Management Trust Company (“Fidelity” or the “Trustee”), which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the participants’ payment of interest and principal on the notes receivable from participants. These transactions qualify as permitted party-in-interest transactions.
Certain Plan investments are shares of registered investment companies (mutual funds) and common/collective trusts managed by the Trustee. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of the Plan’s portion of the investments managed by the Trustee was $615.1 million and $617.0 million at December 31, 2019 and December 31, 2018, respectively. During 2019, the Plan’s portion of interest and dividends, realized gains and unrealized losses from investments managed by the Trustee was $2.6 million, $3.1 million and $132.9 million, respectively.
Merck also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of the Plan’s portion of the investment in Merck common stock was $1,089.0 million and $954.5 million at December 31, 2019, and December 31, 2018, respectively. During 2019, the Plan’s portion of dividends, realized gains and unrealized gains from Merck common stock was $27.6 million, $37.9 million and $140.0 million, respectively. The Plan’s portion of purchases and sales of Merck common stock during 2019 was $26.9 million and $70.7 million, respectively.
4.Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.
5.Tax Status
The Plan obtained a tax determination letter from the Internal Revenue Service (“IRS”) dated February 8, 2018, indicating that the Plan had been designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Sponsor believes that the Plan is designed and currently operates in compliance with the IRC. Therefore, no provision for income taxes has been made.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2019 and 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

Merck US Savings Plan
Notes to Financial Statements

6.Master Trust
The net assets of the Master Trust and the Plan's interest are as follows:

	2019
(in thousands)	Master Trust	Merck US Savings Plan Interest
Registered investment companies (mutual funds)	$912,533	$864,925
Common/collective trusts	6,930,396	6,618,061
Equity securities	2,034,815	1,924,998
Fixed income securities	296,144	282,326
Self-directed brokerage accounts	127,080	121,170
Merck common stock	1,229,943	1,089,015
Accrued interest and dividends	12,662	11,483
Other net assets/(liabilities)	(15,764)	(15,314)

	$11,527,809	$10,896,664

	2018
(in thousands)	Master Trust	Merck US Savings Plan Interest
Registered investment companies (mutual funds)	$742,436	$704,135
Common/collective trusts	5,615,100	5,362,973
Equity securities	1,657,656	1,569,641
Fixed income securities	266,899	254,064
Self-directed brokerage accounts	91,527	88,156
Merck common stock	1,077,455	954,434
Accrued interest and dividends	13,010	11,848
Other net assets/(liabilities)	(23,506)	(27,470)

	$9,440,577	$8,917,781

Merck US Savings Plan
Notes to Financial Statements

Total investment income of the Master Trust for the year ended December 31, 2019, is as follows:

2019
(in thousands)	Master Trust
Investment income, net
Net appreciation	$2,118,704
Interest and dividends	105,786

Total investment income	$2,224,490

7.Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:
Level 1 – Quoted prices in active markets for identical assets or liabilities. The Master Trust's Level 1 investments primarily include registered investment companies (mutual funds), self-directed brokerage accounts and common stocks.
Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Master Trust's Level 2 investments primarily include investments in certain fixed income investments such as government and agency obligations, corporate obligations and mortgage and asset-backed securities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Master Trust did not hold any Level 3 investments at December 31, 2019 and 2018.
If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There have been no changes in the valuation methodologies used at December 31, 2019 and 2018.
Within the Master Trust, investments are recorded at fair value as follows:
Registered Investment Companies (Mutual Funds)
Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading. Investments in registered investment companies (mutual funds) generally may be redeemed daily.

Merck US Savings Plan
Notes to Financial Statements

Common/Collective Trusts
The common/collective trusts are valued at their respective net asset values, as a practical expedient for fair value. The fair value of investments in the common/collective trusts are determined by their trustee. The Master Trust's investments in common/collective trusts generally may be redeemed daily.
Fixed Income Securities
Fixed income securities, including U.S. government and agency obligations, corporate obligations and mortgage and asset-backed securities, are generally valued on the basis of valuations furnished by a pricing service approved by the Trustee or at fair value as determined in good faith by the Trustee and the Company. The Trustee has the discretionary authority to hire a pricing service to determine valuations using methods based on current market transactions, prices for comparable securities and various relationships between securities which are generally recognized by institutional traders.
Self-Directed Brokerage Accounts
Self-directed brokerage accounts are comprised of mutual funds, which are valued at the net asset value reported by the managers of the funds, typically determined at the close of regular trading.
Common Stocks
Common stocks, for which market quotations are readily available, are generally valued at the last reported sales price on their principal exchange on the valuation date, or official close price for certain markets. If no sales are reported for that day, these investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the Trustee and the Company.

Merck US Savings Plan
Notes to Financial Statements

Master Trust Investments Measured at Fair Value
Master Trust investments measured at fair value as of December 31, 2019 are summarized below:

	December 31, 2019
	Fair Value Measurements Using
(in thousands)	Quoted Prices			Total
	In Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Investments in the Master Trust

Registered Investment Companies	$912,533	$—	$—	$912,533
Fixed Income Securities	—	296,144	—	296,144
Equity Securities	2,034,815	—	—	2,034,815
Self-directed Brokerage Accounts	127,080	—	—	127,080
Merck Common Stock	1,229,943	—	—	1,229,943

Investments measured within the fair value hierarchy	$4,304,371	$296,144	$—	$4,600,515

Common/Collective Trusts measured at NAV practical expedient (1)				$6,930,396

Master Trust investments at fair value				$11,530,911

(1) Certain investments that were measured at net asset value (NAV) per share or its equivalent have not been classified in the fair value hierarchy. The fair value amounts presented in this table also do not include the Master Trust's accrued interest and dividends or other net liabilities.

The Plan's interests within the Master Trust as specifically identified in Note 6 are leveled in the same manner as the Master Trust investment categories presented above.

Merck US Savings Plan
Notes to Financial Statements

Master Trust Investments Measured at Fair Value
Master Trust investments measured at fair value as of December 31, 2018 are summarized below:

	December 31, 2018
	Fair Value Measurements Using
(in thousands)	Quoted Prices					Total
	In Active		Significant
	Markets for		Other		Significant
	Identical		Observable		Unobservable
	Assets		Inputs		Inputs
	(Level 1)		(Level 2)		(Level 3)

Investments in the Master Trust

Registered Investment Companies	$742,436	$	—	$	—	$742,436
Fixed Income Securities	—		266,899		—	266,899
Equity Securities	1,657,656		—		—	1,657,656
Self-directed Brokerage Accounts	91,527		—		—	91,527
Merck Common Stock	1,077,455		—		—	1,077,455

Investments measured within the fair value hierarchy	$3,569,074	$	266,899	$	—	$3,835,973

Common/Collective Trusts measured at NAV practical expedient (1)						$5,615,100

Master Trust investments at fair value						$9,451,073

(1) Certain investments that were measured at net asset value (NAV) per share or its equivalent have not been classified in the fair value hierarchy. The fair value amounts presented in this table also do not include the Master Trust's accrued interest and dividends or other net liabilities.
The Plan's interests within the Master Trust as specifically identified in Note 6 are leveled in the same manner as the Master Trust investment categories presented above.

8.Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued and no events were noted which warrant adjustments to, or disclosure in, the financial statements other than as follows: in early 2020, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. Global financial markets have experienced, and may continue to experience, significant volatility resulting from the spread of COVID-19. The extent of the impact of COVID-19 on the Plan’s net assets available for benefits will depend on future developments including the duration and continued spread of the outbreak.

Merck US Savings Plan				Schedule H
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

**	Master Trust	Investment in Master Trust	***	$10,896,663,507

*	Notes receivable from participants	Interest rates ranging from 4.25% to 11.00% and with maturities through 2047		$68,714,251

		Total		$10,965,377,758

*	Denotes a party-in-interest to the Plan.
**	There are certain investments within the Master Trust that are party-in-interest.
***	Cost information not required to be presented for participant directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

  Merck US Savings Plan

By:	/s/ Caroline Litchfield
Caroline Litchfield
Senior Vice President and Treasurer
June 23, 2020

EXHIBIT INDEX

Exhibit Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	16